Exhibit 99.14

CONSENT OF JOHN RAJALA

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2025, including any amendments or exhibits thereto, and the references to, and the information derived from, (i) the report titled “Masbate Gold Project, Philippines, NI 43-101 Technical Report” dated effective September 30, 2025, , (ii) the report titled “Fekola Complex, Mali, NI 43-101 Technical Report” dated effective December 31, 2023, (iii) the report titled “Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report” dated December 31, 2018, and (iv) the report titled “National Instrument (NI) 43-101 Technical Report for the Goose Project and Back River District, Nunavut, Canada” dated effective 28 March 2025, (v) the report titled “National Instrument (NI) 43-101 Technical Report for the Gramalote Project, Colombia” dated effective July 14, 2025, and in each case, to references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of B2Gold Corp. if applicable, as amended.

/s/ John Rajala
John Rajala, Vice President, Metallurgy
March 11, 2026